UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025

OR

_ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from_______________to_______________

Commission file number 001-13643

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ONEOK, INC. 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ONEOK, Inc.
100 West Fifth Street
Tulsa, Oklahoma 74103

ONEOK, INC. 401(k) PLAN
TABLE OF CONTENTS

The following financial statements and schedule prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and exhibits are filed for the ONEOK, Inc. 401(k) Plan:

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA are omitted as they are inapplicable or not required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ONEOK, Inc. Audit Committee
ONEOK, Inc. Benefit Plan Administration Committee and Plan Participants
ONEOK, Inc. 401(k) Plan
Tulsa, Oklahoma

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of ONEOK, Inc. 401(k) Plan (Plan) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2025, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2025 is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Forvis Mazars, LLP

We have served as the Plan’s auditor since 2005.

Tulsa, Oklahoma
June 24, 2026

ONEOK, INC. 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2025 and 2024
(In thousands)

	2025	2024

Investments, at fair value (Note 4)	$1,694,875	$1,366,147

Receivables:
Employer contributions	20,289	27,802
Notes receivable from participants	28,038	21,540
Total receivables	48,327	49,342
Net assets available for benefits	$1,743,202	$1,415,489

See accompanying Notes to Financial Statements.

ONEOK, INC. 401(k) PLAN
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2025
(In thousands)

Investment income:
Net appreciation in fair value of investments	$108,172
Dividends and interest	55,925
Total investment income	164,097

Interest income on notes receivable from participants	2,094

Contributions:
Participants	74,847
Employer	102,569
Rollovers (Note 1)	133,744
Total contributions	311,160

Benefits paid to participants	(149,638)

Net increase in net assets available for benefits	327,713
Net assets available for benefits, beginning of period	1,415,489
Net assets available for benefits, end of period	$1,743,202

See accompanying Notes to Financial Statements.

ONEOK, INC. 401(k) PLAN
Notes to Financial Statements
December 31, 2025

(1)    Acquisitions

On January 31, 2025, ONEOK, Inc. (ONEOK or the Company) and its subsidiaries completed the acquisition of EnLink Midstream, LLC (EnLink). EnLink terminated the EnLink Midstream Operating LP 401(k) Trust (EnLink 401(k) Plan) effective January 30, 2025, prior to the closing of the acquisition. Legacy EnLink employees were permitted to roll their EnLink 401(k) Plan account balance to the ONEOK 401(k) Plan (the Plan) or an Individual Retirement Account (IRA) or take a distribution. The EnLink 401(k) Plan was liquidated and closed in December 2025.

On October 31, 2024, ONEOK and its subsidiaries completed the acquisition of GIP III Trophy Intermediate Holdings, L.P. (Medallion). Medallion terminated the Medallion 401(k) Plan effective October 30, 2024, prior to the closing of the acquisition. Legacy Medallion employees were permitted to roll their Medallion 401(k) Plan account balance to the ONEOK 401(k) Plan or an IRA or take a distribution. The Medallion 401(k) Plan was liquidated and closed in September 2025.

Substantially all of the rollovers for the year ended December 31, 2025, relate to the acquisitions of EnLink and Medallion.

(2)    Description of Plan

A brief description of the Plan follows and is provided for general information only. Participants should refer to the entire plan document for complete information.

(a)    General

The Plan is administered by the ONEOK Benefit Plan Administration Committee (the Plan Administrator) and is provided for the benefit of the employees of ONEOK and its wholly owned subsidiaries. The Plan is a defined contribution plan that covers all eligible employees of the Company and its wholly owned subsidiaries and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Temporary employees and interns are generally not eligible to participate in the Plan. Leased employees and employees who are not U.S. residents and receive no earned income from the Company which constitutes U.S. source income, are not eligible to participate in the Plan.

(b)    Participation and Contributions

An eligible employee can begin participation in the Plan as of their date of hire and is enrolled automatically at a 6% pretax contribution rate, unless the employee opts out of the Plan or elects a different contribution rate. There is no minimum service or age requirement for participation (except for temporary employees and interns who are subject to certain service requirements). Participants may make pretax and/or Roth 401(k) contributions of any whole percentage of their eligible compensation up to a combined maximum of 50% each pay period, subject to certain contribution limitations. In addition to pretax and/or Roth 401(k) contributions, participants may make after-tax contributions of any whole percentage of their eligible compensation up to a maximum of 6% each pay period, subject to certain contribution limitations. Earnings on pretax and after-tax contributions are taxable at the time of distribution.

Participants’ pretax contributions and/or Roth 401(k) contributions automatically increase annually by 1% until the participants’ contribution percentage reaches 10%. Participants may opt out of the automatic increases or elect a different contribution increase percentage.

Participants age 50 and older before the end of the calendar year may make an additional pretax or Roth 401(k) catch-up contribution in excess of the 2025 Internal Revenue Service (IRS) elective deferral limit of $23,500 and other applicable Plan limits. The maximum catch-up contribution allowed in 2025 was $7,500 for participants attaining age 50 or older in the calendar year (or $11,250 for participants attaining ages 60-63 in the calendar year).

Employees are eligible for Company matching contributions immediately upon enrollment in the Plan. The Company matches pretax, Roth 401(k), catch-up and/or after-tax contributions up to a combined maximum of 6% of eligible compensation each pay period. The Company also makes a “true-up matching contribution” equal to the first 6% of eligible compensation contributed by a participant for the Plan year, minus any matching contributions already made for the Plan year on the participant’s behalf. Participants must be employed on the last day of the Plan year to receive a true-up matching contribution, unless they terminate employment during the Plan year due to death, total disability or retirement (provided the participant is at least age 50 with five consecutive years of service).

The Company makes profit-sharing contributions under the Plan for employees who are not actively accruing benefits in a defined benefit pension plan maintained by the Company or any other affiliate or related organization, including employees who irrevocably elected prior to January 1, 2025 to cease benefit accruals in the Magellan Pension Plan as of December 31, 2024. Effective January 1, 2025, quarterly profit-sharing contributions increased to 6% from 1% of each profit-sharing participant’s eligible compensation during the quarter. A participant must be actively employed on the last day of the calendar quarter or have terminated during the quarter due to death, total disability or retirement (provided the participant is at least age 50 with five consecutive years of service) to qualify for the contribution. The Company may also make annual discretionary profit-sharing contributions. Participants must be actively employed on the last day of the year or have terminated during the year due to death, total disability or retirement (provided the participant is at least age 50 with five consecutive years of service) to qualify for an annual discretionary contribution. For the 2025 Plan year, profit-sharing contributions totaled $52 million.

For the profit-sharing contribution feature of the Plan, an eligible employee begins participation on his or her date of hire. There is no minimum service or age requirement for participation (except for temporary employees and interns who are subject to certain service requirements).

The Plan is a defined contribution plan subject to limits on the total combined employee and employer annual contributions. For 2025, the maximum for employee and employer combined annual contributions was the lesser of 100% of the participant’s compensation or $70,000, pursuant to the Internal Revenue Code (the Code) section 415 (c)(1)(A). These limits may be adjusted periodically by the IRS.

(c)    Participant Accounts

Participants have the right to direct the investment of their account balances, including their contributions and the Company’s matching and profit-sharing contributions. If no investment option is elected by a participant, the funds in the participant’s account are invested in the target date fund maturing closest to the year in which the participant will attain age 65. Participants may direct the investment of their account balances to more than one option. However, the minimum investment that can be directed to any one option is 1%, and whole increments of 1% must be used.

Participants may direct the sale or other disposition of securities in their account and may change their investment elections with Fidelity Management Trust Company (Plan Trustee) on a daily basis except during scheduled suspension periods. Neither the Company nor the Plan Trustee guarantees the value of the investments nor do they indemnify any participant against any loss that may result from such investments.

All interest, dividends and other income received by the Plan Trustee and all gains and losses from the sale of securities are credited or charged to the respective participant’s account. Brokerage commissions, transfer taxes, and other charges and expenses in connection with the purchase or sale of securities for the Plan are either added to the cost of the securities purchased or deducted from the proceeds of the sale. The cost charged to a participant’s account for each share of ONEOK common stock purchased is 2.9 cents.

ONEOK dividends are subject to ONEOK Board of Directors (Board) approval and are generally paid quarterly. A record date for determining the shareholders entitled to receive a quarterly dividend is set by the Board.

All dividends paid on ONEOK common stock are reinvested in ONEOK common stock. Dividends reinvested are considered contributions but are not subject to Plan limits or limits under applicable rules of the IRS. Any dividends paid that are considered a return on capital are generally treated as a reduction in the basis of the participants’ shares held in the Plan.

Certain investment options have implemented excessive trading restrictions and/or redemption fees, which are designed to protect the interests of all investors in the investment option. The excessive trading restrictions limit purchases and exchanges by an investor within a given period of time (other than contributions and loan repayments).

If a participant is an officer or an employee in certain designated work groups (regardless of the level of position), the participant must obtain approval of all trading activity, except for certain regular payroll contributions, in the participant’s Plan account that involves ONEOK common stock prior to the execution of the transaction. For these employees, there are specific periods during which the participant may buy or sell ONEOK common stock during the year. Generally, these periods begin two business days after the public release of quarterly or annual financial results for ONEOK and continue until the first day of the following calendar quarter.

(d)    Vesting

Participant and Company contributions to a participant account and dividends and interest, if any, attributable to the participant account are immediately and fully vested for the benefit of that participant upon receipt by the Plan Trustee (subject to subsequent loss, if any, through a decline in the market value of investments).

(e)    Distributions and Withdrawals

Participants may borrow from the Plan a minimum of $1,000 with a maximum amount generally not to exceed $50,000 or 50% of the participant’s nonforfeitable eligible account balance, whichever is less. Participant loans are reflected as notes receivable from participants in the Statements of Net Assets Available for Benefits. The Plan allows a participant up to two loans at any time. Profit-sharing contributions are not eligible for loans.

The participant loans have a repayment schedule not to exceed 60 months, with the exception of proceeds used to purchase a principal residence, in which case the term of the loan repayment may be for a period not to exceed 120 months. The participant has the option to repay the loan in full at any time without penalty.

The interest rate on a participant loan is determined at origination and remains the same throughout the term of the repayment schedule. Interest rates on the participant loans at December 31, 2025, ranged from 3.25% to 10.50%.

In-service withdrawals from a participant’s account are permitted under specific circumstances, as follows:
•After-tax employee contributions may be withdrawn, limited to one withdrawal per calendar year.
•Unlimited in-service withdrawals are permitted when participants reach age 59½. Profit-sharing contributions are not eligible for age 59½ in-service withdrawals.
•Unlimited in-service withdrawals are permitted from rollover contributions from another plan.
•Former Western Resources, Inc. employees have a grandfathered withdrawal option with respect to matching contributions based on their account balances as of January 11, 1999. A withdrawal under the grandfathered withdrawal option results in a six-month suspension of Company matching on new contributions by the participant into the Plan.
•Up to the lesser of $10,500 or 50% of the participants account balance may be withdrawn within the one-year period following certain domestic abuse incidents.
•Up to $22,000 may be withdrawn by a qualified individual in connection with a qualified disaster within 180 days of the first day of the qualified disaster or the date of the qualified disaster is declared, whichever is later.
•Up to $1,000 may be withdrawn for certain emergency personal or family expenses, limited to one withdrawal per calendar year and subject to other restrictions.

In-service withdrawals for domestic abuse, qualified disasters and emergency personal or family expenses may be repaid to the Plan within three years of the withdrawal, if the participant is eligible to make a rollover contribution to the Plan at that time.

Hardship withdrawals from elective deferrals, including earnings, are also permitted. No hardship withdrawal shall be permitted unless the participant has obtained all currently available distributions from the participant’s account, other than hardship distributions or loans, and all other plans of deferred compensation maintained by the Company and its affiliates.

Profit-sharing and matching contributions are not eligible for hardship withdrawals.

The full value of the participant’s Plan account balance becomes payable if any of the following occur:
1.the participant retires or otherwise terminates employment with the Company, for any reason;
2.the participant dies;
3.the Plan is terminated; or
4.the Plan is modified in such a way that it adversely affects the participant’s right to the use of or withdrawal from the account (if the participant’s request is made within 90 days of the effective date of the modification), subject to any applicable legal requirements.

If a participant retires or otherwise terminates employment with the Company and the total account balance is more than $7,000, the participant may leave the balance in the Plan, make a direct rollover from the Plan to another employer’s qualified retirement plan or an IRA or receive a single lump-sum payment or installment payments from the Plan as soon as administratively possible. If the participant’s account balance does not exceed $7,000, the full value of the account will be distributed to the participant as soon as administratively possible, unless the participant directs a rollover to another employer’s qualified plan or an IRA. If the participant does not request a distribution and the account balance is $1,000 or less, a lump-sum cash payment will be made. If a distribution is not requested and the balance exceeds $1,000 but not $7,000, the account balance will be transferred to an IRA established on behalf of the participant.

Eligible participants may elect, in lieu of a single lump-sum payment, to receive distributions under a systematic withdrawal plan providing for cash installment payments payable annually, semi-annually, quarterly, monthly or other periodic time period as permitted by the Plan and as designated by the participant.

If a participant receives an eligible rollover distribution from the Plan, the IRS generally requires the Plan to automatically withhold 20% for federal income taxes, which is submitted to the IRS by the Plan Trustee on behalf of the participant. In addition to federal income taxes, some states require mandatory withholding of state income taxes on taxable distributions. The 20% federal income taxes and applicable state income taxes are not withheld if a participant elects to make a direct rollover of the distribution to an IRA or another employer’s qualified retirement plan. An additional 10% excise tax generally will be imposed on the taxable portion of distributions or withdrawals unless the participant has reached age 59½, or separates from the Company after attainment of age 55.

(f)    Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions of ERISA and the Code. Upon termination of the Plan, each participant would receive distribution of the entire balance of their Plan account.

(3)    Summary of Significant Accounting Policies

(a)    Basis of Presentation

The accompanying financial statements of the Plan have been prepared on an accrual basis of accounting.

(b)    Investment and Notes Receivable Valuation and Income Recognition

Quoted market prices, if available, are used to value the investments included in the ONEOK 401(k) Plan Trust (the Trust) for the years ended December 31, 2025 and 2024. The Plan also utilizes net asset value (NAV) per share (or its equivalent) to classify fair value amounts recognized or disclosed in our financial statements based on the observability of inputs used to estimate such fair value. The units of the collective investment trusts that are not exchange-traded or quoted in an active market are valued at fair value using the NAV practical expedient. The NAV is based on the fair value of the underlying assets. Notes receivable from participants are stated at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are recorded as a distribution based upon the terms of the Plan document.

Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded as of the ex-dividend date and is allocated to participants’ accounts on the date of payment. Net appreciation (depreciation) in the fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year. This activity is reflected in investment income on the accompanying Statement of Changes in Net Assets Available for Benefits.

The Plan provides for investments in various investment securities that, in general, are exposed to risks, such as interest rate, credit and overall price and market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities held in participants’ accounts will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

(c)    Administrative Costs

All costs and expenses for administering the Plan, including expenses of the Plan Administrator and fees and expenses of the Plan Trustee, excluding costs paid by the participant, which include loan origination and maintenance fees, qualified domestic relations order fees, brokerage commissions, investment fund expense ratios, redemption fees and transfer taxes applicable to investment of securities or investments acquired or sold for a participant’s account, are paid by the Company or the Plan as provided by the plan document. For the year ended December 31, 2025, the Company paid all costs and expenses for administering the Plan, excluding costs and expenses paid (directly or indirectly) by Plan participants, and the Company has not sought reimbursement from the Plan.

(d)    Payment of Benefits

Benefits or withdrawals are recorded when paid.

(e)    Income Taxes

The Plan is intended in all respects to be a qualified plan under the Code. The Plan received a favorable determination letter from the IRS dated October 22, 2013, stating that the Plan document was in compliance with applicable requirements of the Code.

The Plan is amended from time to time to conform to changes in applicable law and to reflect discretionary changes in plan design approved by the ONEOK Benefit Plan Sponsor Committee. The Plan Administrator believes that the Plan and the Trust remain in documentary compliance with the tax qualification requirements of the Code.

(f)    Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires a number of estimates and assumptions by the Plan Administrator relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

(g)    Fair Value of Plan Assets

Fair value is defined as the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan utilizes a fair value hierarchy that prioritizes inputs to valuation techniques based on observable and unobservable data and categorizes the inputs into three levels. The levels of the hierarchy are described below.
•Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
•Level 2 - Significant observable pricing inputs other than quoted prices included within Level 1 that are, either directly or indirectly, observable as of the reporting date. Essentially, this represents inputs that are derived principally from or corroborated by observable market data; and

•Level 3 - May include one or more unobservable inputs that are significant in establishing a fair value estimate. These unobservable inputs are developed based on the best information available and may include our own internal data.

All assets are held in the Trust for the years ended December 31, 2025 and 2024. See Note 4 for discussion of recurring fair value measurements of the Trust. There were no changes in valuation methods for the year ended December 31, 2025.

(h)    Recently Issued Accounting Standards Update

Changes to generally accepted accounting principles are established by the Financial Accounting Standards Board (FASB) in the form of Accounting Standards Updates (ASU) to the FASB Accounting Standards Codification. The Plan considers the applicability and impact of all ASUs. There were no recently issued ASUs adopted by the Plan for the year ended December 31, 2025.

(4)    Investments

The following tables set forth the Trust recurring fair value measurements for each level within the fair value hierarchy at the periods indicated:

	December 31, 2025
	Level 1	Level 2	Level 3	Subtotal	Measured at NAV (c)	Total
	(In thousands)
Assets
Money market fund	$30,409	$—	$—	$30,409	$—	$30,409
Mutual funds (a)	572,153	—	—	572,153	—	572,153
Collective investment trusts (b)	—	—	—	—	865,295	865,295
Common stock of ONEOK, Inc.	220,727	—	—	220,727	—	220,727
Common stock of ONE Gas, Inc. (d)	6,291	—	—	6,291	—	6,291
Total investments, at fair value	$829,580	$—	$—	$829,580	$865,295	$1,694,875
(a) - Party-in-interest transactions include investment in the Fidelity Balance K fund and the Fidelity Emerging Markets Index Fund of $45 million and $5 million, respectively, at December 31, 2025.
(b) - This category represents pooled funds that are primarily invested in collective trusts exclusively designed for qualified retirement plans such as the 401(k).
(c) - Plan asset investments measured at fair value using the net asset value per share.
(d) - The common stock of ONE Gas, Inc. is frozen, and no exchanges or new participant or Company contributions may be invested in this investment option.

	December 31, 2024
	Level 1	Level 2	Level 3	Subtotal	Measured at NAV (c)	Total
	(In thousands)
Assets
Money market fund	$37,456	$—	$—	$37,456	$—	$37,456
Mutual funds (a)	463,380	—	—	463,380	—	463,380
Collective investment trusts (b)	—	—	—	—	582,285	582,285
Common stock of ONEOK, Inc.	276,156	—	—	276,156	—	276,156
Common stock of ONE Gas, Inc. (d)	6,870	—	—	6,870	—	6,870
Total investments, at fair value	$783,862	$—	$—	$783,862	$582,285	$1,366,147
(a) - Party-in-interest transactions include investment in the Fidelity Balance K fund and the Fidelity Emerging Markets Index Fund of $42 million and $3 million, respectively, at December 31, 2024.
(b) - This category represents pooled funds that are primarily invested in collective trusts exclusively designed for qualified retirement plans such as the 401(k).
(c) - Plan asset investments measured at fair value using the net asset value per share.
(d) - The common stock of ONE Gas, Inc. is frozen, and no exchanges or new participant or Company contributions may be invested in this investment option.

(5)    Party-in-Interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees participate in the Plan, an employee organization whose members participate in the Plan, a person who owns 50% or more of such an employer or employee organization, or relatives of such persons. Transactions in the Trust are managed by the Plan Trustee and Fidelity Investments Institutional Operations Company (Fidelity Investments), the Plan’s record keeper, and therefore transactions with the Plan Trustee and Fidelity Investments qualify as party-in-interest transactions. Additionally, certain investments held within the Trust are in ONEOK, Inc. common stock, the Fidelity Balance K Fund and the Fidelity Emerging Markets Index Fund, and therefore these transactions qualify as party-in-interest transactions. Participant loan transactions also qualify as party-in-interest transactions. Each party-in-interest transaction with the Plan is intended to satisfy a statutory or regulatory exemption so as to avoid constituting a nonexempt prohibited transaction under ERISA.

ONEOK, INC. 401(k) PLAN
EIN 73-1520922 PLN 002
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2025
(In thousands)

Column (a)	Column (b)	Column (c)	Column (d)	Column (e)
Party-in- Interest Identification	Identity of Issuer Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Cost**	Current Value

	Dodge & Cox International Stock Fund Class X	Mutual Fund		$30,026
	Dodge & Cox Stock Fund Class X	Mutual Fund		37,574
*	Fidelity Balanced K	Mutual Fund		44,990
*	Fidelity Emerging Markets Index	Mutual Fund		5,477
	JPMorgan Large Cap Growth Fund Class R6	Mutual Fund		112,972
	JPMorgan Small Cap Equity Fund Class R6	Mutual Fund		30,758
	Baird Core Plus Bond Fund Institutional Shares	Mutual Fund		17,111
	Vanguard Extended Market Index Fund Institutional Shares	Mutual Fund		15,133
	Vanguard FTSE All-World ex-US Index Fund Institutional Shares	Mutual Fund		9,053
	Vanguard Institutional Index Fund Plus	Mutual Fund		162,374
	Vanguard Primecap Fund Admiral Shares	Mutual Fund		97,317
	Vanguard Total Bond Market Index Fund Institutional Shares	Mutual Fund		9,368
	Invesco Stable Value Trust Class B1	Collective Investment Trust		7,662
	Vanguard Target Retirement Income Trust I	Collective Investment Trust		3,237
	Vanguard Target Retirement 2020 Trust I	Collective Investment Trust		9,647
	Vanguard Target Retirement 2025 Trust I	Collective Investment Trust		41,252
	Vanguard Target Retirement 2030 Trust I	Collective Investment Trust		79,669
	Vanguard Target Retirement 2035 Trust I	Collective Investment Trust		108,490
	Vanguard Target Retirement 2040 Trust I	Collective Investment Trust		124,990
	Vanguard Target Retirement 2045 Trust I	Collective Investment Trust		138,688
	Vanguard Target Retirement 2050 Trust I	Collective Investment Trust		146,062
	Vanguard Target Retirement 2055 Trust I	Collective Investment Trust		129,976
	Vanguard Target Retirement 2060 Trust I	Collective Investment Trust		48,321
	Vanguard Target Retirement 2065 Trust I	Collective Investment Trust		24,093
	Vanguard Target Retirement 2070 Trust I	Collective Investment Trust		3,208
	Vanguard Cash Reserves Federal Money Market Fund Admiral Shares	Money Market Mutual Fund		30,409
*	ONEOK, Inc.	Common Stock		220,727
	ONE Gas Inc. Stock	Common Stock		6,291
*	Notes receivable from participants	Notes receivable from participants at interest rates ranging from 3.25% to 10.50% with various maturities extending into 2035.		28,038
	Total			$1,722,913
* Party-in-interest.
** This column is not applicable to participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the ONEOK, Inc. 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

ONEOK, Inc. 401(k) Plan

ONEOK, Inc.

Date: June 24, 2026	By:	/s/ Walter S. Hulse III
Walter S. Hulse III Chief Financial Officer, Treasurer and Executive Vice President, Investor Relations and Corporate Development (Principal Financial Officer)

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm